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                                                               October 4, 1996

AT&T Capital Corporation
44 Whippany Road
Morristown, New Jersey 07962-1983

Antigua Funding Corporation
c/o CT Corporation
1209 Orange Street
Wilmington, Delaware 19801

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004


Nomura International plc
Nomura House
1 St. Martin's-Le-Grand
London, United Kingdom EC1A 4NP

          Re: Capita Equipment Receivables Trust 1996-1
              -----------------------------------------

Ladies and Gentlemen:

     You have requested our opinion as to whether the Receivable-Backed Notes (the "Notes") to be issued by the Capita Equipment Receivables Trust 1996-1 (the "Trust") pursuant to the Amended and Restated Trust Agreement dated as of October 1, 1996 (the "Trust Agreement"), between Antigua Funding Corporation, a Delaware corporation (the "Depositor") and The Bank of New York, as Owner Trustee, and the Indenture dated as of October 1, 1996 (the "Indenture"), between the Owner Trustee and The Chase Manhattan Bank (National Association) as Indenture Trustee, which are described in the Prospectus dated October [ ], 1996 (the "Prospectus"), will be treated as indebtedness for federal income tax purposes. You have also requested our opinion as to the classification of the Trust for federal income tax purposes.


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Goldman, Sachs & Co.                  2                       October 4, 1996

     In connection with your request, we have examined (i) the Prospectus,
(ii) certain transaction documents (including the Trust Agreement and the Indenture), and (iii) such other documents as we have deemed necessary or appropriate. The opinions set forth below are subject to the following: (i) all of the parties to the documents we have examined will, at all times, comply with the provisions of such documents, (ii) the facts and assumptions and representations stated below are accurate, and (iii) the Notes and other certificates to be issued by the Trust will be issued and administered in a manner consistent with the description contained herein and in the Prospectus. We have also relied in part on certain factual representations provided to us by the Depositor, AT&T Capital Corporation ("TCC"), Goldman, Sachs & Co. and Nomura International plc. All capitalized terms used herein and not defined herein have the meanings set forth in the Indenture or the Transfer and Servicing Agreement (defined below).

     It is our opinion that the creation of the Trust and the issuance of Notes by the Trust will be treated for federal income tax purposes as the issuance of indebtedness secured by the assets of the Trust, and that the Trust will not be treated as an association (or a publicly-traded partnership) taxable as a corporation for federal income tax purposes. Our opinion in this regard is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, and the relevant case law and administrative pronouncements of the Internal Revenue Service (the "Service"), all as of the date hereof. We express no opinions other than those expressed herein.

     This opinion is not to be used, circulated or otherwise referred to without our prior written consent. We hereby consent to the inclusion of this opinion as an exhibit to the Registration Statement and the reference to this opinion in the Prospectus. We hereby confirm that the discussion under the heading "United States Taxation" in the Prospectus accurately sets forth our advice as to the likely outcome of material issues under the federal income tax laws.

     An opinion of counsel is predicated on all the facts, assumptions, and conditions set forth therein and is based upon counsel's analysis of the statutes, regulatory interpretations and case law in effect as of the date of the opinion. It is not a guarantee of the current status of the law and should not be accepted as a guarantee that a court of law or an administrative agency will concur in the opinion.

                                      FACTS

     Pursuant to a Purchase and Sale Agreement among the Depositor, TCC, and four wholly owned subsidiaries of TCC (the subsidiaries, collectively, the "Originators"), the Originators will (i) assign and otherwise convey certain equipment lease contracts (the "Lease Contracts"), installment sale contracts, promissory notes and security agreements, and certain other chattel paper (the "Loan Contracts"; the Lease Contracts and Loan Contracts, collectively, the "Contracts"), (ii) assign and otherwise convey the rights to all payments on the Contracts, and (iii) assign and otherwise convey the equipment subject to the Lease Contracts (the "Equipment"), to the

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Goldman, Sachs & Co.                  3                       October 4, 1996

Depositor. (1)

     Pursuant to a Transfer and Servicing Agreement, the Depositor will transfer (i) the Contracts, (ii) the interests in the Equipment that secure the Loan Contracts, (iii) the right to receive a portion of the proceeds of a liquidation of the Equipment related to the Lease Contracts, and (iv) the right to receive the proceeds from a prepayment of a Lease Contract up to a specified amount, to the Trust, the Trust will issue the Notes to the public in a registered offering for cash, and the Trust will remit a portion of the cash proceeds to the Depositor along with the Equity Certificates issued by the Trust.(2) Goldman, Sachs & Co. and Nomura International plc will act as underwriters for the Notes.

     The Notes are being issued in a form customary for debt pursuant to and subject to the terms of the Indenture, and provide for principal amounts to be repaid to Noteholders, with interest at a fixed rate. In the event of a default in payment of the Notes, the Noteholders will be entitled to the benefit of certain remedies and rights under the Indenture.

     The Equity Certificates represent an interest in the Trust's assets that is subordinated to the Notes. A portion of the proceeds realized from a liquidation of the Equipment following default on a Contract will be made available to fund the Notes and Equity Certificates.

     A segregated account (the "Cash Collateral Account" or the "CCA") will be established as credit support. The Depositor and/or its indirect parent, TCC, will be entitled to a portion of the cash flow in respect of the Trust's assets after certain required payments are made.

     The Trust will be prohibited from engaging in any business activity other than (i) issuing the Notes and the Equity Certificates, (ii) holding and dealing with (including disposing of) the Trust Assets, (iii) making payments on the Notes and the Equity Certificates, (iv) entering into and performing the duties, responsibilities and functions required under the Transfer and Servicing Agreement, the Indenture, the Contracts and related documents, and (v) matters related to the foregoing.

     Pursuant to the Transfer and Servicing Agreement, TCC will service the Contracts and

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1    Purchase and Sale Agreement (the "Purchase and Sale Agreement") dated as of October 1, 1996 among the Depositor, as Purchaser, TCC, in its individual capacity and as Servicer, and the Originators, Section 2.1.

2    Transfer and Servicing Agreement dated as of October 1, 1996 (the
"Transfer and Servicing Agreement"), among the Trust, the Depositor, TCC, in its individual capacity and as Servicer, and the Indenture Trustee.

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Goldman, Sachs & Co.                  4                       October 4, 1996

the Equipment to the extent the Equipment secures the Contracts (as such, the "Servicer"), and will be entitled to a fee for such services. The Servicer will review the Contract files, monitor and track property and sales taxes to be paid by lessees, collect payments on the Contracts, repossess and remarket the Equipment following a lessee default, pay the fees and expenses of the Trust, manage the funds held by the Trust, make payments into the Trust's collection accounts for payments on the Notes and Equity Certificates, and negotiate and accept prepayments from lessees under Lease Contracts. In this regard, the Servicer will have discretion to permit prepayments based on its independent business objectives, and may permit prepayments in situations that are adverse to Noteholders.

     The Servicer will pledge a portion of its servicing fee to fund payments with respect to the CCA.

     The Depositor will transfer the Equity Certificates to a second trust, which will issue certificates to investors for cash in a private placement.

                  FEDERAL INCOME TAX TREATMENT OF NOTES AS DEBT

     It is our opinion that the Notes constitute debt for federal income tax purposes. The Notes will have all the requisite indicia of debt, an absolute and legally enforceable obligation to pay a sum certain at a specified maturity, and, based on the credit ratings for each class of Notes, it is reasonable to expect that the Notes will be paid in accordance with their terms. Further, based upon an analysis of the economic substance of the transaction, the Noteholders do not own the Trust Assets or equity interests in the Trust, but rather have acquired creditor interests.

FORM OF THE TRANSACTION

     The form in which a transaction is cast will be respected if consistent with its substance, and only in unusual circumstances will debt instruments such as the Notes not be treated in accordance with their form. SEE, E.G., TOWN & COUNTRY FOOD CO. V. COMMISSIONER, 51 T.C. 1049 (1969) (transaction documented as a financing was respected as such where its form was consistent with the substance), ACQ. 1969-2 C.B. xxv. The Notes bear all of the formal indicia of indebtedness: (i) an unconditional promise to repay principal and pay interest at fixed dates, (ii) collateral provisions with no transfer of the assets to Noteholders absent default, (iii) conventional creditor remedies to enforce the payment of interest and principal against the Trust,
(iv) no participation in the management of the Trust or the Depositor absent default, and (v) provisions that all parties will treat the Notes as indebtedness for federal income tax purposes.

     Courts and the Service have frequently applied a multi-factor test that is designed to help assess the economic substance of the form chosen. SEE, E.G., MATHERS V. COMMISSIONER, 57 T.C. 666, 675 (1972), ACQ. 1973-2 C.B. 2;
TOWN & COUNTRY FOOD CO. V. COMMISSIONER, SUPRA; General Counsel Memoranda 39584 (December 3, 1986) and 38147 (October 26, 1979);

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Goldman, Sachs & Co.                  5                       October 4, 1996

PLR 8149041 (September 9, 1981).(3) Several factors cited in this test focus on various mechanical indicia such as legal title, collection and servicing of the collateral, and liability for taxes. The Notes are consistent with the debt treatment based upon such indicia.

CONTROL OF THE ASSETS

     In addition to the more formal indicia noted above, a critical factor in characterizing a transaction as a loan secured by the pledge of assets is the degree of control retained over the collateral by the borrower or its agent, and the lack of such control by the lender. SEE, E.G., MATHERS V. COMMISSIONER, SUPRA at 675 (transferee's exclusive control over underlying assets relevant in finding sale of assets). Such control includes the right to dispose of the assets, the right to service and make collections on the assets, the taking of other action with respect to assets, and the right to make investment decisions with respect to the proceeds from the assets. The Noteholders will not have any formal or practical control over the Contracts absent default, and there will be no direct or indirect contact between the Noteholders and the obligors under the Contracts.

     Perhaps the most critical element of control over the Contracts and Equipment is the ability to withdraw such assets and possibly substitute new collateral of either the same or a different type and of equal or greater value. In this regard, the Depositor will have the ability to reacquire a portion of the Contracts through its clean-up call, and TCC, the indirect parent of the Depositor, will have the ability to accept prepayments based on its independent business objectives, and even accept a prepayment that is less than the required amount, and fund the difference.

ECONOMIC SUBSTANCE

     In addition to the more formalistic indicia, courts and the Service also will analyze which of the Noteholders or the Depositor possesses the economic benefits and burdens of owning the underlying collateral. SEE, E.G., UNITED SURGICAL STEEL CO., INC. V. COMMISSIONER, 54 T.C. 1215, 1229-30 (1970),
ACQ. 1971-2 C.B. 3; General Counsel Memorandum 39584 (December 3, 1986). Where, as here, the borrower has retained sufficient economic ownership, and the creditors have not acquired the substantial incidents thereof, the Notes will be treated as debt and not as ownership in the underlying assets.

     In general, there are four discrete types of risk with respect to these types of assets: credit risk, market risk, interest rate risk ("reinvestment risk"), and the economic


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3    Section 6110(j)(3) of the Code provides that private letter rulings and
General Counsel Memoranda may not be relied upon as precedent. Nevertheless, we believe that the private letter rulings and General Counsel Memoranda cited herein provide some guidance as to the analysis that the Service has applied in characterizing asset-backed securities for federal income tax purposes. All references to section numbers herein are to the Code or the Treasury regulations issued thereunder.

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Goldman, Sachs & Co.                  6                       October 4, 1996

volatility of the total return on the Contracts attributable to their prepayment ("prepayment risk"). The Depositor will bear virtually all, and Noteholders will bear virtually none, of the credit, market and reinvestment risks associated with the Trust's assets, which are the three major economic indicia in this transaction. Further, the retention by the Depositor of a meaningful economic interest in the Contracts, and the corresponding absence thereof by the Noteholders, is fundamental in precluding the Noteholders from being treated for federal income tax purposes as owning the assets. Thus, in our view, the Depositor will be treated as having retained sufficient economic benefits and burdens with respect to the Trust assets to continue to be treated as their owner.

     CREDIT RISK. The Noteholders have been shielded from substantially all of the realistic risk of loss attributable to credit problems on the Contracts. The Depositor will provide or arrange to provide for credit enhancement resulting in credit ratings on the Notes between A and AAA. The associated retained credit risk is expected to be substantial based upon historical experience.(4)

     MARKET RISK. The party who can benefit from or suffer the risk of fluctuations in the market value of the property has an important attribute of owning that property. SEE, E.G., UNITED SURGICAL STEEL CO. V. COMMISSIONER, SUPRA; General Counsel Memoranda 37989 (June 22, 1979) and 34602 (September 9, 1971). In this regard, the courts have identified as strongly supporting debt characterization the fact that the interest rate on the loan is set in the debt market, independently of the interest rate on the underlying collateral. SEE, E.G., UNITED SURGICAL STEEL CO. V. COMMISSIONER, SUPRA at 1229; YANCY BROS. CO. V. U.S., 319 F. Supp. 441 (N.D. GA. 1970); TOWN & COUNTRY FOOD, SUPRA. The interest rates on the Contracts and the Notes will have been set in separate, indentifiable markets.

    Ordinarily, the power of disposition is critical to who bears the market opportunity and risk with respect to the underlying property. Where a lien is placed on the property for its life, this factor is somewhat neutralized.

     The Depositor and TCC can preclude the Noteholders from realizing the benefit of appreciation in the Contracts through the ability of TCC to accept prepayments of Contracts. The Depositor and TCC can likewise shield the Noteholders from the detriment of losses on the Contracts pursuant to an accepted prepayment where TCC pays the corresponding par


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4    Generally, courts have not treated the retention of credit risk alone as sufficient to establish a financing where the taxpayer transferred significantly all of the other economic interests in the underlying assets. SEE, E.G., EAST COAST EQUIP. CO. V. COMMISSIONER, 222 F.2d 676 (3d Cir. 1955). However, in such situations, the taxpayer did not demonstrate that the credit rating of the asset-backed security was significantly better than that of the obligors on the underlying assets. In appropriate circumstances, retention of credit risk alone may be sufficient to cause an asset-backed security to be treated as a debt obligation for federal income tax purposes.


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Goldman, Sachs & Co.                  7                       October 4, 1996

value of the Notes. This ability to insulate Noteholders from realizing market value changes in the underlying Lease Contracts pursuant to the ability to accept prepayments is inconsistent with the Noteholders owning the underlying Lease Contracts.

     In addition, the Depositor retains a clean-up call any time after ten percent or less of the remaining securities are outstanding. This gives the Depositor the potential to realize upside on a meaningful portion of the collateral.

     REINVESTMENT RISK. With respect to financial assets, an important element of the benefits and risks of ownership is how closely payments on the Notes will track payments received on the collateral. SEE TOWN & COUNTRY FOOD CO. V. COMMISSIONER, SUPRA. Mismatches with respect to the payment of cash flows can create a potential for profit opportunity and risk of loss. There are significant differences between the cash flows on the Contracts and the Notes. Noteholders will have no interest in or detriment attributable to float or the early receipt of payments or delinquencies on the Lease Contracts.

     PREPAYMENT RISK. Noteholders, and not the Depositor, will generally bear prepayment risk because prepayments on the Contracts will be used to prepay principal amounts on the Notes. However, the prepayment risk will be borne inversely with credit risk (i.e., the Class A Notes will receive principal payments prior to Class B Notes, but the Class B Notes are subordinated to the Class A Notes).

SPECIFIC IDENTIFICATION OF COLLATERAL

     Another factor that courts and the Service have examined in characterizing whether debt will be treated as such or as an ownership interest in underlying collateral, is whether the transaction focuses on particular items of collateral or the collateral in the aggregate. Where the collateral is dealt with in the aggregate, this factor has tended to support debt characterization rather than sale.(5)

PLEDGE OF LEASES

     Additional recourse beyond the mere rental streams is a powerful factor in treating the transfer of lease receivables as a financing. SEE WATTS COPY SYSTEM, INC. V. COMMISSIONER, T.C.M. 1994-124; COULTER ELECTRONICS, INC. V. COMMISSIONER, SUPRA. In these cases, the Tax Court held that an assignment of leases was a secured loan for federal income tax purposes despite, in WATTS, the transaction's form, and, in both cases, the near identical payment schedules and asset by asset

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5    Debt has been recharacterized as a sale only where indentifiable, individual items of collateral can be traced to the terms of the note. COMPARE COULTER ELECTRONICS, INC. V. COMMISSIONER, T.C.M. 1990-186, AFF'D WITHOUT OP., 943 F. 2D 1318 (11TH CIR. 1991) WITH BOGATIN V. U.S., 78-2 U.S.T.C. (CCH)
PARAGRAPH 9733 (W.D. TENN. 1978).

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Goldman, Sachs & Co.                  8                       October 4, 1996

assignments. The fact of additional recourse was especially important.(6) The additional promises and obligations reflected in the recourse redefined the nature of the rental stream and rendered the transaction a loan secured by the leases.

     The Equipment will secure payment on the Notes to some extent because a portion of the value of the Equipment is allocated to the Notes and Equity Certificates in the event of a Lease Contract default. The Depositor will also provide other recourse of significant value. Therefore, like the enhancements in COULTER and WATTS, the Notes contain additional promises that redefine the nature of the cash flows from the Contracts.

CONCLUSION

     Based upon the foregoing analysis, the Notes constitute debt for federal income tax purposes.

                          CHARACTERIZATION OF THE TRUST

     As discussed above, the arrangement created by the Trust Agreement and the Indenture will be characterized for federal income tax purposes as debt secured by the Trust assets. It is our view that as long as the Depositor is viewed as having all of the interests in the Trust (apart from the Notes), the Trust Agreement and the Indenture will be more likely viewed for federal income tax purposes as a mere security device for the issuance of debt and not as a trust. SEE Rev. Rul. 76-265, 1976-2 C.B. 448; Rev. Rul. 61-181,
1961-2 C.B. 21; SEE ALSO Treas. Reg. Section 1.61-13(b). CF. P.L.R. 8425002
(Feb. 22, 1984). Were the Trust not viewed as a mere security device, the Trust would be viewed as a grantor trust because it would have a single owner (I.E., the Depositor). Treas. Reg. Section 301.7701-4. Alternatively, if any person in addition to the Depositor were viewed to hold an interest in the Trust (other than the Notes), the Trust would be classified as a partnership for federal income tax purposes, and not as a "publicly traded partnership." Treas. Reg. Section 301.7701-2, Section 301.7701-4(c), Section
1. 7704-1 and Code Section 7704.

                                   Very truly yours,

                                   Cadwalader, Wickersham & Taft

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6    COULTER ELECTRONICS, SUPRA ("Continental's potential loss with respect to any lease was limited by petitioner's contractual obligation to correct any default on a lease or to reacquire any lease in which a default could not be corrected."); SEE ALSO WATTS, SUPRA.